UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
Commission File Number: 001-12227
The Shaw Group Inc. 401(k) Plan
for Certain Hourly Employees
(Full Title of the Plan)
The Shaw Group Inc.
(Name of Issuer)
4171 Essen Lane
Baton Rouge, Louisiana 70809
(Address of Principal Executive Office)

THE SHAW GROUP INC. 401(K) PLAN
FOR CERTAIN HOURLY EMPLOYEES
DECEMBER 31, 2007 AND 2006
BATON ROUGE, LOUISIANA

Randy Bonnecaze, CPA*		Members American Institute of
Joseph D. Richard, Jr., CPA*	2322 Tremont Drive	Certified Public Accountants
Ronnie E. Stamper, CPA*	Baton Rouge, LA 70809

Fernand P. Genre, CPA*	Phone: (225) 928-4770
Stephen M. Huggins, CPA*	Fax: (225) 926-0945	1175 Del Este Ave, Suite B
Monica L. Zumo, CPA* Ronald L. Gagnet, CPA*		Denham Springs, LA 70726

Douglas J. Nelson, CPA* Celeste D. Viator, CPA* Rusty Resweber, CPA* Laura E. Monroe, CPA*		www.htbcpa.com
R. David Wascom, CPA*

*A Professional Accounting Corporation
Report of Independent Registered Public Accounting Firm
The Plan Administrator
The Shaw Group Inc. 401(k) Plan for Certain Hourly Employees
Baton Rouge, Louisiana
We have audited the accompanying statements of net assets available for benefits of The Shaw Group Inc. 401(k) Plan for Certain Hourly Employees as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Shaw Group Inc. 401(k) Plan for Certain Hourly Employees as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with United States generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Baton Rouge, Louisiana
June 18, 2008

THE SHAW GROUP INC. 401(K) PLAN FOR CERTAIN HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS
Investments, at Fair Value:
Common Collective Trust Funds	$11,795,745	$9,130,445
Mutual Funds	6,933,628	4,932,026
The Shaw Group Inc. Stock Fund	3,538,505	2,433,802
Loans to Participants	1,130,828	882,985
Brokeragelink Accounts	—	13,310

Total Investments	23,398,706	17,392,568

Receivables:
Participants’ Contributions	122,857	91,633
Employer Contributions	28,795	23,490

Total Receivables	151,652	115,123

Net Assets Available for Benefits, at Fair Value	23,550,358	17,507,691

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	89,431	191,376

Net Assets Available for Benefits	$23,639,789	$17,699,067

The accompanying notes are an integral part of these statements.

THE SHAW GROUP INC. 401(K) PLAN FOR CERTAIN HOURLY EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Additions to Net Assets Attributed to:
Investment Income:
Interest and Dividends	$1,031,783	$637,234

Contributions:
Participants	5,945,872	4,934,311
Employer	1,487,522	1,247,594
Rollovers	415,379	500,357

	7,848,773	6,682,262
Net Appreciation (Depreciation) in Fair Value:
Mutual Funds	(133,814)	341,591
The Shaw Group Inc. Stock Fund	1,836,210	312,287

	1,702,396	653,878

Transfers to the Plan	157,666	414,690

Total Additions	10,740,618	8,388,064

Deductions from Net Assets Attributed to:
Benefit Payments	4,046,930	2,636,333
Administrative Expenses	57,445	101,090

	4,104,375	2,737,423

Transfers from the Plan	695,521	256,312

Total Deductions	4,799,896	2,993,735

Net Increase	5,940,722	5,394,329

Net Assets Available for Benefits at
Beginning of Year	17,699,067	12,304,738

Net Assets Available for Benefits at
End of Year	$23,639,789	$17,699,067

The accompanying notes are an integral part of these statements.

THE SHAW GROUP INC. 401(K) PLAN FOR CERTAIN HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
Note 1 — Description of Plan -
The following description of The Shaw Group Inc. 401(k) Plan for Certain Hourly Employees (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description, which is available from The Shaw Group Inc. (the Company).
General
The Plan, established January 1, 2004, is a defined contribution plan covering certain hourly employees of The Shaw Group Inc. who are age 21 or older and who are not covered by a collective bargaining agreement. The entry date of the Plan is the employee’s date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Participants may elect to contribute up to 50% of their pretax annual compensation, as defined by the Plan, up to the maximum dollar amount allowed by law. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also transfer amounts into this plan representing distributions from other qualified defined benefit or defined contribution plans, subject to approval by the Company.
The Company provides a matching contribution on behalf of each participant, who has completed one year of service, equal to 50% of the participant’s compensation deferral not to exceed 6% of the participant’s compensation. In addition, the Company may elect to make discretionary contributions. No discretionary contributions were made during the years ended December 31, 2007 and 2006.
Contributions are required to meet certain limitations, as prescribed by the Internal Revenue Code (the Code). Excess contributions will be refunded so that the Plan complies with the regulations of the Code.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Forfeitures
Forfeitures of terminated participants’ nonvested account balances may be used to pay administrative expenses or to reduce employer contributions. Forfeited nonvested balances at December 31, 2007 and 2006 totaled $299,013 and $210,000, respectively. In 2007, employer contributions were reduced by forfeitures of $35,263.

Vesting
Participants are immediately vested in their contributions plus any actual earnings thereon. Vesting in the Company’s contribution portion of their accounts, plus any actual earnings thereon, is based on years of active service. After one year of service as defined by the Plan, the participant becomes 20% vested in the Company’s contributions and vesting increases 20% for each year of active service thereafter. A participant is 100% vested after five years of service.
Loans to Participants
Loans to participants are permitted under the plan, subject to the provisions of ERISA. Loans are limited to 50% of a participant’s vested account balance in the Plan, not to exceed $50,000. Participant loans for less than $1,000 are not permitted. Loans are secured by the participant’s account balance and bear interest at varying rates.
Investment Options
Upon enrollment in the Plan, participants may direct contributions to various investment options, including common collective trust funds, mutual funds, and a unitized Company stock fund. During 2006, the Plan began to offer a self-directed brokerage option (“brokeragelink accounts”) whereby participants can elect to invest in publicly traded stocks and mutual funds not offered directly by the Plan. At December 2007, there were no investments in these brokeragelink accounts. Plan participants may change investment options and contribution percentages on a daily basis.
Payments of Benefits
Currently, upon separation of service, a participant may elect to receive a lump-sum payment equal to the value of the participant’s vested balance. Prior to October, 2006, upon termination of service, a participant with a vested balance greater than $1,000 could have elected to receive either a lump-sum amount or installment payments equal to the value of the participant’s vested amount. Those participants with balances equal to or less than $1,000 would have received lump-sum amounts.
A participant may withdraw all or a portion of their account in the event of financial hardship, as defined by the Plan.
Transfers to/from the Plan
In conjunction with the Company’s business acquisition and divestiture activities, plan assets have been transferred into and out of the Plan, respectively. When an acquired company’s plan is terminated, those participants are given the option to roll over their accounts into the Plan. Such rollovers are included in Rollover Contributions in the accompanying Statements of Changes in Net Assets Available for Benefits. Mergers of acquired-company plans, plan assets transferred out of the Plan due to divestitures, and plan assets transferred into and out of the Plan from and to other company-sponsored qualified plans as a result of employee status changes are included in Transfers to the Plan or Transfers from the Plan in the accompanying Statements of Changes in Net Assets Available for Benefits.

Note 2 — Summary of Significant Accounting Policies -
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefits are recorded when paid.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
As of December 31, 2007, the Plan invests in a common collective trust, Fidelity’s Managed Income Portfolio II fund, which owned fully benefit-responsive investment contracts. As of December 31, 2006, the Plan was invested in common collective trusts, Invesco’s Stable Value Trust and Fidelity’s Managed Income Portfolio II fund, which owned fully benefit-responsive investment contracts. As a result of the implementation of this FSP, the Plan reflected these fully benefit responsive investment contracts at fair value and recognized an adjustment from fair value to contract value of $89,431 and $191,376 as of December 31, 2007 and 2006, respectively, in the accompanying Statements of Net Assets Available for Benefits.
Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurments already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

Administrative Expenses
The Company, at its sole discretion, may pay the administrative expenses (i.e., trustee fees, fund fees, loan fees, recordkeeping fees, and other similar expenses) of the Plan. If such expenses are not paid by the plan sponsor, they are paid out of plan assets. Certain administrative expenses of the Plan were paid by the Company for the years ended December 31, 2007 and 2006.
Investments
Participants can direct all employee and employer contributions to be invested in the various common collective trust funds, mutual funds, The Shaw Group Inc. Stock Fund, and a self-directed brokeragelink account.
The common collective trust funds are valued based on the daily net asset value for each fund, as determined by the issuer of the fund. The mutual funds are valued at quoted market prices. Loans to participants are valued at cost, which approximates fair value.
The Shaw Group Inc. Stock Fund is a unitized fund that is measured in units rather than shares. The fund is comprised of the underlying Company stock (The Shaw Group Inc.) and a short-term cash component which provides liquidity for daily trading. The closing market prices used to value investments in The Shaw Group Inc. Stock Fund were $60.44 and $33.50 at December 31, 2007 and 2006, respectively.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan provides for various investment options in any combination of common collective trust funds, mutual funds, The Shaw Group Inc. Stock Fund, and a self-directed brokerage account. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of the funds/investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
Reclassifications
Certain reclassifications have been made to the 2006 amounts to conform to the 2007 financial statement presentation.
Note 3 — Plan Termination -
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 4 — Investments -
The following table presents participant-directed investments that represent 5% or more of the Plan’s net assets:

	2007	2006
Fidelity Management Trust Company
Common Collective Trust Fund:
Managed Income Portfolio II (Contract Value — $11,885,176 and $9,321,821, respectively)	$11,795,745	$9,130,445

Mutual Funds:
American Funds Growth Fund	$1,166,830	$1,076,094

The Shaw Group Inc. Stock Fund	$3,538,505	$2,433,802
Note 5 — Tax Status -
The Company has received a favorable determination letter from the Internal Revenue Service stating that the Plan is designed in accordance with the applicable requirements of the Internal Revenue Code (IRC). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC.
Note 6 — Party-in-Interest Transactions -
Certain plan investments are held in a trust fund managed by Fidelity Management Trust Company. Since Fidelity Management Trust Company is the Plan trustee, these transactions qualify as party-in-interest transactions. The Plan permits participants to make loans from the Plan. The Plan also invests in the common stock of The Shaw Group Inc. These transactions also qualify as party-in-interest transactions.
Note 7 — Reconciliation of Financial Statements to Schedule H of Form 5500 -
The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500 at December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements, at contract value	$23,639,789	$17,699,067

Adjustments from contract value to fair value for fully benefit — responsive investment contracts	(89,431)	(191,376)

Net assets available for benefits per Schedule H of Form 5500	$23,550,358	$17,507,691

The following is a reconciliation of total additions per the financial statements for the years ended December 31, 2007 and 2006 to Form 5500:

	2007	2006
Total additions per the financial statements	$10,740,618	$8,388,064

Add: Adjustments from contract value to fair value for fully benefit — responsive investment contracts at December 31, 2006	191,376	N/A

Less: Adjustments from contract value to fair value for fully benefit — responsive investment contracts at December 31, 2007 and 2006	(89,431)	(191,376)

Total additions per Form 5500	$10,842,563	$8,196,688

The following is a reconciliation of benefits paid to participants per the financial statements to Schedule H of Form 5500 at December 31, 2007 and 2006:

	2007	2006
Benefits paid to participants per financial statements	$4,046,930	$2,636,333

Less: Amounts allocated to withdrawing participants at December 31, 2005	—	(19,927)

Benefits paid to participants per Schedule H of Form 5500	$4,046,930	$2,616,406

Amounts allocated to withdrawing participants are recorded on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2005 but not yet paid as of that date.

SUPPLEMENTAL SCHEDULE

THE SHAW GROUP INC. 401(K) PLAN FOR CERTAIN HOURLY EMPLOYEES
SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 72-1106167 PN: 002
DECEMBER 31, 2007

Identity of Issue, Borrower,			Current
or Similar Party	Description of Investment	Cost(1)	Value
*Fidelity Management Trust Company
Common Collective Trust Fund:
Managed Income Portfolio II	11,885,176.130 Units		$11,795,745	**

Mutual Funds:
PIMCO Total Return	49,738.221 Units		531,702
Columbia Acorn USA	13,345.154 Units		373,264
Rainier Small/Mid Cap Equity	19,168.449 Units		754,470
Dodge & Cox Stock	7,436.610 Units		1,028,186
American Funds Growth Fund	34,562.487 Units		1,166,830
American Funds EuroPacific Growth	12,517.739 Units		627,890
Mainstay Small Cap Opportunity	11,304.485 Units		170,811
Fidelity Value	7,172.648 Units		538,020
Fidelity Freedom 2010	8,496.515 Units		125,918
Spartan Extended Market Index	1,070.914 Units		41,038
Spartan International Index	4,855.418 Units		229,661
Spartan U.S. Equity Index	9,170.067 Units		475,926
Fidelity Freedom 2040	9,509.418 Units		92,527
Fidelity Freedom 2005	2,462.898 Units		29,038
Fidelity Freedom 2015	24,516.223 Units		305,717
Fidelity Freedom 2025	19,561.778 Units		257,824
Fidelity Freedom 2035	10,868.504 Units		148,681
Fidelity Freedom 2050	3,160.519 Units		36,125

			6,933,628

*The Shaw Group Inc. Stock Fund	31,879.537 Units ***		3,538,505

*Loans to Participants	Maturities to January 2013, at interest rates ranging from 5.00% to 9.25%		1,130,828

Total Investments, at Fair Value			23,398,706

Adjustment from fair value to contract value for fully benefit-responsive investment contracts			89,431

Total Investments			$23,488,137

*	Indicates party-in-interest to the Plan

**	Fair value, with adjustment to contract value below.

***	Units represent the combined market value of the underlying stock and the market value of the short-term cash position. At December 31, 2007, the Plan held 56,763 shares of The Shaw Group Inc. common stock.

(1)	Not required as investments are participant directed.
See auditor’s report

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of The Shaw Group Inc. 401(k) Plan for Certain Hourly Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2008	THE SHAW GROUP INC. 401(k) PLAN FOR CERTAIN HOURLY EMPLOYEES THE SHAW GROUP INC., PLAN ADMINISTRATOR
	By:	/s/ Clifton S. Rankin
		Name:	Clifton S. Rankin
		Title:	General Counsel and Corporate Secretary

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm